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UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27120

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robert A. Stanger & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1129 Broad St.
(No. and Street)

Shrewsbury (City) NJ (State) 07702 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F Flynn 732-842-9450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Curchin Group LLC
(Name – *if individual, state last, first, middle name*)

125 Half Mile Rd (Address) Red Bank (City) NJ (State) 07701 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM

OATH OR AFFIRMATION

I, Kevin T. Gannon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert A. Stanger & Co., Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

THOMAS F. FLYNN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES FEB. 1, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT A. STANGER & COMPANY, INC.

CONTENTS

CURCHIN

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
Robert A. Stanger & Company, Inc.
Shrewsbury, New Jersey

We have audited the accompanying balance sheets of Robert A. Stanger & Company, Inc. as of December 31, 2008 and 2007 and the related statements of income and retained earnings, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert A. Stanger & Company, Inc. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information contained on Page 10 in the Supplemental Schedules of the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission at December 31, 2008 and 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Curchin Group

THE CURCHIN GROUP, LLC

Red Bank, New Jersey
February 23, 2009

THE CURCHIN GROUP LLC

ASSURANCE SERVICES :: TAX :: FINANCIAL PLANNING :: BUSINESS ADVISORY

200 Schulz Drive, Suite 400 - Red Bank, NJ 07701-6745 **(732) 747-0500** FAX (732) 747-7700 www.**curchin**.com

ROBERT A. STANGER & COMPANY, INC.
BALANCE SHEETS
DECEMBER 31,

ASSETS	2008	2007
CURRENT ASSETS:		
Cash	$ 397,454	$ 400,113
Investments in limited partnerships	-	1,200
Accounts receivable - trade, net of allowance of $19,071 and $0	598,811	492,444
Prepaid expenses	59,543	188,304
Prepaid taxes	-	2,120
	1,055,808	1,084,181
LONG-TERM ASSETS:		
Furniture, equipment and leasehold improvements, net of accumulated depreciation	57,885	49,877
	$ 1,113,693	$ 1,134,058

LIABILITIES AND SHAREHOLDERS' EQUITY	2008	2007
CURRENT LIABILITIES:		
Accounts payable - trade	$ 5,000	$ 10,000
Accrued expenses	70,000	70,000
Taxes payable	7,500	-
Distributions payable	69,444	-
Severance liability	23,720	38,063
	175,664	118,063
NON-CURRENT LIABILITIES:		
Long-term portion of severance liability	25,394	77,809
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Common stock, no par value, 100 shares authorized, issued and outstanding	1,500	1,500
Retained earnings	911,135	936,686
TOTAL SHAREHOLDERS' EQUITY	912,635	938,186
	$ 1,113,693	$ 1,134,058

See accompanying notes to financial statements.

ROBERT A. STANGER & COMPANY, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31,

	2008	2007
REVENUE:		
Consulting and related services	$5,103,299	$4,984,113
Interest income	15,246	19,880
Total revenue	5,118,545	5,003,993
COSTS AND EXPENSES:		
Salaries	2,651,246	2,569,914
Employee benefits	298,932	331,294
Consultants	495,384	495,682
Office rent	143,640	136,123
Insurance	65,788	62,095
Legal fees	16,119	51,042
Accounting fees	16,117	9,960
Payroll processing fees	7,462	6,542
Travel and conference	144,477	64,662
Telephone	36,738	29,801
Postage	24,476	20,711
Publications, dues and subscriptions	77,518	78,058
Utilities	16,432	14,970
Office maintenance and supplies	237,389	136,567
Contributions	460	400
Depreciation and amortization	32,671	31,725
Bad debt expense	19,071	-
Total costs and expenses	4,283,920	4,039,546
NET INCOME FROM OPERATIONS BEFORE PROVISION FOR STATE INCOME TAXES	834,625	964,447
PROVISION (BENEFIT) FOR STATE INCOME TAXES	9,620	(8,028)
NET INCOME	$ 825,005	$ 972,475

See accompanying notes to financial statements.

ROBERT A. STANGER & COMPANY, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Number of Shares Issued	Stock Amount	Retained Earnings	Total
BALANCE, DECEMBER 31, 2006	100	$ 1,500	$ 839,767	$ 841,267
YEAR ENDED DECEMBER 31, 2007				
Net income		-	972,475	972,475
Distributions to shareholders		-	(875,556)	(875,556)
BALANCE, DECEMBER 31, 2007	100	1,500	936,686	938,186
YEAR ENDED DECEMBER 31, 2008				
Net income		-	825,005	825,005
Distributions to shareholders		-	(850,556)	(850,556)
BALANCE, DECEMBER, 31, 2008	100	$ 1,500	$ 911,135	$ 912,635

See accompanying notes to financial statements.

ROBERT A. STANGER & COMPANY, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 825,005	$ 972,475
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation and amortization	32,671	31,725
Deferred taxes	-	(6,800)
Bad debt expense	19,071	-
Changes in operating assets and liabilities:		
Accounts receivable - trade	(125,438)	90,961
Accounts receivable - other	-	5,197
Prepaid expenses	128,761	(178,704)
Prepaid taxes	2,120	(2,120)
Accounts payable - trade	(5,000)	5,131
Accrued expenses	-	(37,111)
Taxes payable	7,500	(5,750)
Net cash flows from operating activities	884,690	875,004
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment	(40,679)	(31,185)
Change in investments in limited partnerships	1,200	-
Net cash flows from investing activities	(39,479)	(31,185)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Short-term severance payable	(14,343)	38,063
Long-term severance payable	(52,415)	77,809
Shareholders' distributions	(781,112)	(964,556)
Net cash flows from financing activities	(847,870)	(848,684)
NET CHANGE IN CASH	(2,659)	(4,865)
CASH, BEGINNING OF YEAR	400,113	404,978
CASH, END OF YEAR	$ 397,454	$ 400,113
SUPPLEMENTAL CASH FLOW INFORMATION:		
Taxes paid	$ -	$ 2,120

NOTE 1 - NATURE OF THE ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of the Organization - Robert A. Stanger & Company, Inc. (the "Company") was incorporated in the State of New Jersey in August of 1985. The Company provides services to the public, which includes acting as an agent in mergers and acquisitions, preparing fairness opinions, valuing securities and businesses and performing financial advisory services.

The Company also is registered as a broker-dealer with the Securities and Exchange Commission.

Income Taxes - The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

In addition, the Company elected S Corporation status under the laws of the State of New Jersey. State income taxes are provided for on the excess of the corporate tax rate over the shareholder's individual tax rate.

Deferred state income taxes arise primarily from the fact that the Company prepares its financial statements on the accrual basis of accounting and prepares its tax return on the cash basis of accounting.

Investments in Limited Partnerships - The Company records its investments in limited partnerships at cost adjusted for earnings and distributions.

Accounts Receivable - The Company writes off accounts receivable as uncollectible at the time they are deemed uncollectible. At December 31, 2008 and 2007, management estimated the allowance for doubtful accounts to be $19,071 and $0, respectively.

Furniture and Equipment - Furniture and equipment are recorded at cost. Depreciation is provided using accelerated methods. Leasehold improvements are amortized over the period of their respective lease using accelerated methods.

Compensated Absences - The Company does not permit carryover of unused vacation to subsequent periods, therefore, no amounts for compensated absences have been accrued.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 2 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

Furniture, equipment and leasehold improvements consist of the following at December 31,:

	2008	2007
Furniture and equipment	$153,743	$126,211
Leasehold improvements	32,878	19,731
	186,621	145,942
Less: accumulated depreciation	128,736	96,065
	$ 57,885	$ 49,877

Depreciation and amortization expense charged to operations was $32,671 and $31,725 for the years ended December 31, 2008 and 2007, respectively.

NOTE 3 - INCOME TAXES:

The provision (benefit) for income taxes consists of the following components:

	2008	2007
Current taxes	$ 9,620	$ (1,228)
Deferred taxes	-	(6,800)
	$ 9,620	$ (8,028)

NOTE 4 - DEFINED CONTRIBUTION PLAN:

The Company sponsors a Simplified Employee Pension Plan covering substantially all employees. The Company made no contributions to the plan for the years ended December 31, 2008 and 2007.

NOTE 5 - CONCENTRATIONS OF CREDIT RISK:

Concentrations - Approximately 9% and 10% of the Company's revenues were generated by contracts from one customer, and 24% and 13% of the Company's receivables were owed from one customer at December 31, 2008 and 2007, respectively.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and accounts receivable.

The Company maintains cash at one financial institution. At times, cash balances may exceed insured limits.

Concentrations of credit risk with respect to accounts receivable are limited due to the good credit quality of the customers of the Company.

NOTE 6 - COMMITMENTS AND CONTINGENCIES:

Lease Commitment - The Company is committed to lease office space under a five-year operating lease. The lease expires January 31, 2010. The lease agreement allows for an annual rent increase based upon the Consumer Price Index at the end of each yearly anniversary for the term of the lease. The increase in rent shall never be less than 4% or greater than 7%.

The Company is committed to lease office space under a three-year operating lease at $14,427 per annum. The lease expires in March 2010.

Rent expense of approximately $143,000 and $131,000 has been included in operations for the years ended December 31, 2008 and 2007.

The Company also leases various equipment under operating leases that expire at various times throughout the year 2012.

The following is a schedule detailing future minimum lease payments:

Year Ending December 31,	
2009	$156,369
2010	25,851
2011	12,154
2012	4,363
	$198,737

NOTE 7 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The following sets forth the Company's net capital status at December 31 of each year:

	2008	2007
Net capital	$196,396	$203,741
Required net capital	$ 13,403	$ 13,058
Net capital in excess of minimum required	$182,993	$190,683
Aggregate indebtedness	$201,058	$195,872
Net capital ratio	1.02 to 1	0.96 to 1

Regulations of the State of New Jersey require minimum net capital of $5,000.

NOTE 8 - RECONCILIATON OF AUDITED COMPUTATION OF NET CAPITAL AND BROKER-DEALER'S CORRESPONDING UNAUDITED PART IIA:

For the years ended December 31, 2008 and 2007 there were no differences between the audited computation of net capital and the Company's corresponding unaudited Part IIA.

ROBERT A. STANGER & COMPANY, INC.
SUPPLEMENTAL SCHEDULES OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
YEARS ENDED DECEMBER 31,

	2008	2007
COMPUTATION OF NET CAPITAL:		
Total capital	$912,635	$938,186
Less: non-allowable assets	(716,239)	(734,445)
Net capital	$196,396	$203,741
AGGREGATE INDEBTEDNESS	$201,058	$195,872
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 13,403	$ 13,058
Minimum dollar net capital requirement of reporting broker/dealer	$ 5,000	$ 5,000
Net capital requirement (greater of above amounts)	$ 13,403	$ 13,058
Excess net capital	$182,993	$190,683
Excess net capital at 1000%	$176,290	$184,154
Ratio: Aggregate indebtedness to net capital	1.02	0.96

CURCHIN

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Shareholders
Robert A. Stanger & Company, Inc.
Shrewsbury, New Jersey

In planning and performing our audit of the financial statement of Robert A. Stanger & Company, Inc. (the "Company") for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, (2) the recordation of differences required by Rule 17a-13; or (3) complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control polices and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

THE CURCHIN GROUP LLC
ASSURANCE SERVICES :: TAX :: FINANCIAL PLANNING :: BUSINESS ADVISORY
200 Schulz Drive, Suite 400 - Red Bank, NJ 07701-6745 **(732) 747-0500** FAX (732) 747-7700 www.**curchin**.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and policies referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report, are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the information and use of the shareholders, the Commission and other regulatory agencies that rely on Rule 17a-5(g) under Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

The Curchin Group

THE CURCHIN GROUP, LLC

Red Bank, New Jersey
February 23, 2009

ROBERT A. STANGER & COMPANY, INC.

FINANCIAL REPORT
DECEMBER 31, 2008